EXECUTION VERSION

EXHIBIT (4.1)

AMENDMENT TO SECURED CONVERTIBLE PROMISSORY NOTE

This Amendment, dated as of September 12, 2019 (this “Amendment”) to that certain Secured Convertible Promissory Note, principal amount $[•] (the “Note”), issued on May 24, 2019, is entered into by and among Eastman Kodak Company, a New Jersey corporation (the “Company”) and [•] (the “Holder”).

WHEREAS, the Company and the Holder are parties to that certain Note Purchase Agreement, dated as of May 20, 2019 (the “Purchase Agreement”), pursuant to which the Company issued the Note to the Holder; and

WHEREAS, pursuant to Section 18 of the Note, any provision of the Note may be amended or waived, with the prior written consent of the Company and the Holder, and the Company and the Holder desire to amend the Note as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Holder hereby amend the Note as follows:

1.	Amendment to the Note. Section 8 of the Note is hereby amended to add a new Section 8.9 as follows:

“8.9Notwithstanding the foregoing adjustments in this Section 8, if the Company issues rights as a dividend to holders of the Common Stock pursuant to the Tax Asset Protection Plan, dated as of September 12, 2019, between the Company and Computershare Trust Company, N.A., no adjustment to the Conversion Rate shall be made pursuant to Sections 8.1 through 8.6 hereof as a result of the issuance of such rights. In the event any such rights are exchanged or exercised prior to a Conversion, the Conversion Rate shall be appropriately adjusted to reflect the effect of such exercise or exchange. The Holder, the Other Holders and the Company acting in good faith, shall agree on such adjustment, which may be based on (i) the effect of such exchange or exercise on the trading price of the Common Stock, (ii) the number of shares of Common Stock or, if applicable, junior participating preferred stock outstanding after giving effect to any such exchange or exercise of rights, as the case may be, occurring prior to a Conversion, and the amount of any proceeds received by the Company upon any exercise of rights, or (iii) such other basis of adjustment as the Holder, the Other Holders and the Company may agree acting in good faith.”

2.	Continued Validity. Unless otherwise modified or supplemented by the terms of this Amendment, all terms and conditions of the Note shall continue in full force and effect.

3.	Governing Law. All terms of and rights under this Amendment will be governed by and construed in accordance with the laws of the State of New York.

4.	Amendments and Waivers. Any term of this Amendment may be amended, or the observance of any term thereof may be waived, only with the written consent of the Company and the Holder.

5.	Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same document.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

COMPANY:

EASTMAN KODAK COMPANY

By:
Name:
Title:

HOLDER:

[•]

By:	Name: Title:

[Signature Page to Amendment to Secured Convertible Promissory Note]